Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-12416 on Form F-3 of our report dated March 29, 2005 (except for Notes 27 and 28 as to which the date is June 30, 2005) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the effect of the provisions for early retirement agreements charged to net income in 2004 and to retained earnings in 2002 and 2003, and the differences between accounting principles generally accepted in Spain and in the United States of America), relating to the financial statements of Banco Santander Central Hispano, S.A. appearing in this Annual report on Form 20-F of Banco Santander Central Hispano, S.A. for the year ended December 31, 2004.

/s/ Deloitte, S.L.
Deloitte, S.L.

Madrid, Spain
June 30, 2005